FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to further enhance global presence with acquisition of Lehman Brothers’ service platform in India

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 6, 2008	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura to further enhance global presence with acquisition of

Lehman Brothers’ service platform in India

Tokyo, October 6, 2008—Nomura Holdings, Inc. today announced that it has made an agreement with Lehman Brothers Holdings Inc. to acquire Lehman Brothers Services India Private Limited, Lehman Brothers Financial Services (India) Private Limited, and Lehman Brothers Structured Finance Services Private Limited, all specialized service companies based in Powai, Mumbai. This follows Nomura’s previous announcements to acquire Lehman Brothers’ franchise in the Asia Pacific region and its European and Middle Eastern equities and investment banking operations last month.

The operations in Powai were established in 2005 with the aim to provide operational support, particularly in the area of IT, across the Lehman network. The acquisition will add to Nomura’s global network approximately 3,000 employees, including 1,200 IT professionals. This will significantly enhance Nomura’s IT functions and other support operations including financial control, operations, risk management, as well as analytical support for various business verticals including Investment Banking, Capital Markets, Research and Prime Services.

In addition, all assets as well as issued and outstanding shares of the three companies will be purchased by Nomura.

“The acquisition of Lehman’s operations in Powai is an important component of our global expansion strategy. It will allow us to significantly enhance our global service platform to support the business expansion that the combined talents of Nomura and Lehman will drive going forward,” said Kenichi Watanabe, President and CEO of Nomura. “This transaction further demonstrates our commitment to create a world-class investment bank that delivers maximum value for Nomura’s clients and shareholders.”

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura, Tokyo	+ 81-3-3278-0591

Joey Wu	Nomura, Hong Kong	+ 852 2536 1604

Nichola Scola	Nomura, London	+ 44 (0)20 75212480

Ralph Piscitelli	Nomura, New York	+ 1 212 667 2430

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.